82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0491

Securities and Exchange Commission
450 Fifth Street, N.W.
Washsington DC 20549
USA

02034466

SEC MAIL RECEIVED MAY 28 2002 WASH., D.C. 152 SECTION PROCESSING

7 May 2002

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed:

1. Announcement concerning the appointment of Paolo Scaroni as a non-executive director released to the London Stock Exchange on 1 May 2002;
2. Announcement confirming the completion of the flow control business to Flowserve Corporation released to the London Stock Exchange on 3 May 2002; and
3. Announcement concerning the appointment of Dan Leff as the Chief Operating Officer of the Energy Management Division released to the London Stock Exchange on 7 May 2002.

Yours faithfully,

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL P

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

dlw 6/3

"emailalert@hemscott.co.uk" <emailalert
01/05/2002 16:30

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Directorate Change

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:3884V
Invensys PLC
1 May 2002

announcement

1 May 2002

Invensys Appoints New Non-Executive Director

Invensys plc announces that Paolo Scaroni has been appointed a non-executive director with effect from 1 May 2002.

Paolo Scaroni is the Group Chief Executive of Pilkington plc, one of the world's largest manufacturers of glass and glazing products with annual revenues of 4.6 billion euros, manufacturing operations in 25 countries and employing around 27,400 people worldwide. He is also a non-executive director of BAE Systems plc.

Lord Marshall, Chairman of Invensys plc said:

"I welcome the appointment to the Board of Paolo Scaroni, with his considerable experience in and knowledge of the global manufacturing sector. This appointment, together with that of Larry Farmer in March, will broaden our diversity and help sharpen our customer focus."

Contact:

Invensys plc

Duncan Bonfield +44 (0) 20 7821 3712

Brunswick

Ben Brewerton +44 (0) 20 7404 5959

Notes

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing

sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

END
BOAABMFTMMMMBIT

"emailalert@hemscott.co.uk" <emailalert
03/05/2002 07:57

To: "john.clayton@invensys.com" <john.clayton@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys completes Flow Control business disposal

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement

03 May 2002

Invensys completes Flow Control business disposal

Invensys plc, the global leader in the management of production and energy resources ("Invensys"), today completed disposal of its Flow Control business to Flowserve Corporation (NYSE:FLS, FRNK:FWV), a leading provider of industrial flow management services, for a cash consideration of $535 million. The sale proceeds will be used by Invensys to reduce its level of indebtedness. The transaction has completed in line with our best timing expectations for May.

Contracts were exchanged on March 22, 2002 and as previously forecast, revenues and PBIT for the twelve months ending March 31, 2002, are estimated at around US$520 million and US$65 million respectively. Net assets which are the subject of the transaction are approximately US$330 million. Goodwill written off to reserves relating to acquisitions made over the last 25 years for the Flow Control business amounts to approximately $130 million.

The sale of Flow Control is consistent with Invensys' previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus.

Contact:

Jane Hurley Tel: +44(0) 20 7821 3538

Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959

Brunswick

Notes

Invensys plc

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability.

Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

Invensys
Flow Control

Invensys Flow Control is one of the world's foremost manufacturers of valves, actuators and associated flow control products, including steam systems, with manufacturing facilities throughout the Americas, Europe and Asia. Invensys Flow Control is widely recognized for its high quality engineered solutions and range of industry leading brands, which include Edward, Limitorque, PMV, Argus and McCanna, among others. The Company's core customer base consists of businesses in a multitude of markets, including Oil and Gas, Chemical and Petrochemical, Power Generation, Process industries and Equipment manufacturers and engineering firms

About
Flowserve Corporation

Flowserve Corp. is one of the world's leading providers of industrial flow management services. Operating in 30 countries, the company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services. The Company had fiscal 2001 revenues in excess of $1.9 billion.

FORWARD LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in

circumstances. Actual results may vary materially from the expectations contained
in the forward-looking statements. The forward-looking statements in this release
include statements addressing the following subjects: the estimated results for
the periods not yet audited; future financial and operating results; and, the benefits of the disposal.

END

"emailalert@hemscott.co.uk" <emailalert

07/05/2002 15:14

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Appointment of Chief Operating Officer, Energy Mgmnt

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement

7 May 2002

Appointment of Chief Operating Officer,

Energy Management Division

Invensys, a global leader in the management of production and energy resources, today announces the appointment of Dan Leff to lead its Energy Management Division.

Dan, 42, joins Invensys from a position as Chairman and CEO of the Energy Services Division of Enron Corporation. He was appointed to this role in late December 2001 following the company's filing for chapter 11 bankruptcy. In March 2002, Dan was asked to join the new senior management team of Enron and assume responsibility for maximising the value of the creditors' and stakeholders' holdings and assets across Enron's global wholesale and retail energy businesses.

From February 2001 through to December 2001 Dan was Chief Operating Officer of the Enron Energy Services division, leading businesses covering energy demand, engineering, construction, operations, maintenance, and facilities management services for the energy and Heating, Ventilation and Air Conditioning (HVAC) sectors of commercial and industrial properties throughout the US and Europe.

Between 1992 and 1997 Dan founded, built and operated his own company, FMES Inc. This became a successful large-scale energy services company addressing commercial and industrial customers in the US. It was preparing for a public offering or private investment to finance its growth strategy in 1997 when Dan was approached by Enron to sell his business and join Enron Energy Services. Prior to that he was President and CEO at Pilot Energy Corporation. He began his career at United Technologies Carrier Corporation in a number of US and international postings.

CEO, Rick Haythornthwaite

said:

"Dan Leff was the outstanding candidate for this role. His entire career has
focused on the provision and management of energy services for commercial and
industrial users and is perfectly matched to our vision.

"The knowledge
Dan brings of large-scale energy solutions and infrastructural management more
than qualifies him to lead our Energy Management Division. At the same time, his
experience of the evolving US and European energy markets will deepen our understanding
of the growth opportunities in this relatively young industry.

"In the aftermath
of the Enron collapse, we should not lose sight of the fact that the company contained
many good people and real businesses. We are very pleased to have attracted Dan."

Invensys'
Energy Management Division, created as part of the Group's recent strategy review,
focuses on markets connected with power and energy infrastructure for industrial,
commercial and residential buildings. The Division works with customers involved
in the supply, measurement and
consumption of energy to help them control costs and comply with increasing
environmental requirements.

Contact:

Victoria
Scarth/Duncan Bonfield Tel: +44(0) 20 7821 3529/3515

Invensys

Simon Holberton
Tel: +44(0) 20 7404 5959

Brunswick

Notes:

Invensys plc, the international
production technology and energy management group, specialises in helping companies
to improve efficiency, performance and profitability. Invensys is headquartered
in London, England.

Our Production Management businesses work closely with customers in order to
drive up performance of their production assets and maximise the return on
investments in product technologies. The division includes Foxboro, Wonderware,
Triconex,
APV, Eurotherm and Baan and it addresses the oil, gas and chemicals; food beverage
and personal healthcare; and discrete and hybrid manufacturing sectors.

Our

Energy Management businesses actively work with clients involved in both the supply
and consumption of energy, developing systems using innovative technologies that
improve the reliability and security of power supplies. The division includes
Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power
Systems and focuses on markets connected with power and energy infrastructure
for industrial, commercial and residential buildings

END